Product supplement AW
To prospectus dated October 10, 2006 and
prospectus supplement dated November 13, 2006

Registration Statement No. 333-137902
Dated October 10, 2006
Securities Act of 1933, Rule 424(b)(2)



Deutsche Bank AG

Equity Basket Notes Linked to a Basket of Common Stocks

General

- Deutsche Bank AG may offer and sell Equity Basket Notes Linked to a Basket of Common Stocks ("notes") from time to time. As used in this product supplement, the term "common stock" includes non-U.S. equity securities issued through depositary arrangements such as American depositary shares ("ADSs"). If the security is an ADS, the term "issuer" refers to the issuer of the shares underlying the ADS. This product supplement describes terms that will apply generally to the notes and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement as the case may be, will describe terms that apply specifically to the notes, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as pricing supplements. If the terms described in the relevant pricing supplement are inconsistent with those described herein or in the accompanying prospectus supplement or prospectus, the terms described in the relevant pricing supplement will control.

- The notes are senior unsecured obligations of Deutsche Bank AG.

- Coupon payments on the notes are linked to a basket of common stocks, as described below.

- For important information about tax consequences, see "Certain U.S. Federal Income Tax Consequences" in this product supplement.

- The notes will be issued in denominations that will be specified in the relevant pricing supplement. Minimum investment amounts, if any, will be specified in the relevant pricing supplement.

- Investing in the notes is not equivalent to investing in any underlying common stock.

- The notes will not be listed on any securities exchange unless otherwise specified in the relevant pricing supplement.

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page 7 of this product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement, the accompanying prospectus supplement and prospectus, or any related pricing supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank AG

April 15, 2009

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the relevant pricing supplement relevant to your investment, this product supplement and the accompanying prospectus supplement and prospectus with respect to the notes offered by the relevant pricing supplement and this product supplement and with respect to Deutsche Bank AG. We have not authorized anyone to give you any additional or different information. The information in the relevant pricing supplement, this product supplement and the accompanying prospectus supplement and prospectus may be accurate only as of the dates of each of these documents, respectively.

The notes described in the relevant pricing supplement and this product supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which you should discuss with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority ("**FINRA**") and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant pricing supplement, this product supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes under any circumstances in which such offer or solicitation is unlawful.

In this product supplement and the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to Deutsche Bank AG, including, as the context may require, acting through one of its branches.

We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where such offers and sales are permitted. Neither this product supplement nor the accompanying prospectus supplement, prospectus or pricing supplement constitutes an offer to sell, or a solicitation of an offer to buy, any notes by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement nor the accompanying prospectus supplement, prospectus or pricing supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement and accompanying prospectus supplement, prospectus and pricing supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement and the accompanying prospectus supplement, prospectus and pricing supplement and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.

SUMMARY TERMS

Principal Amount
With respect to each note, the denomination of the note, which may be $10, $100, $1,000 or another amount per note, as specified in the relevant pricing supplement.

Basket
A Basket of common stocks designated in the relevant pricing supplement accompanying this product supplement (each a "**Basket Stock**").

As used in this product supplement, the term "common stock" includes non-U.S. equity securities issued through depositary arrangements such as American depositary shares ("**ADSs**"). If any Basket Stock is an ADS, the term "issuer" refers to the issuer of the shares underlying the ADS.

Issue Price
100% of the Principal Amount, unless otherwise specified in the relevant pricing supplement.

Payment at Maturity
At maturity, you will be entitled to receive, for each Principal Amount note that you hold, an amount in cash equal to the Principal Amount plus the final Coupon Payment, if any.

Coupon Payments
On each Coupon Payment Date, you will be entitled to receive an amount in cash, which may equal zero, per note Principal Amount equal to:

If any Fixed Coupon Payment Date is specified in the relevant pricing supplement, on each Fixed Coupon Payment Date

- the Principal Amount times the Fixed Coupon Payment Percentage specified in the relevant pricing supplement.

On each Variable Coupon Payment Date:

- the Principal Amount times the applicable Variable Coupon Payment Percentage, calculated as provided below.

Definitions
The following defined terms are used in calculating the Coupon Payments, if any, on your notes:

Annual Contribution

With respect to each Basket Stock on each Variable Coupon Observation Date, an amount equal to the Basket Stock Return for such Basket Stock, *provided* that:

1) the Annual Contribution will be the Maximum Annual Contribution if

    i) the Basket Stock Return for such Basket Stock is greater than the Maximum Annual Contribution; or

    ii) the Basket Stock Return for such Basket Stock was greater than or equal to the Maximum Annual Contribution on any previous Variable Coupon Observation Date; and

2) the Annual Contribution will be the Minimum Annual Contribution if

    i) the Basket Stock Return for such Basket Stock is less than the Minimum Annual Contribution; and

    ii) the Basket Stock Return for such Basket Stock was not greater than or equal to the Maximum Annual Contribution on any previous Variable Coupon Observation Date.

Basket Stock Return

With respect to each Basket Stock, on each Variable Coupon Observation Date:

$$\frac{\text{Final Annual Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$$

Closing Price

For one share of each Basket Stock on any trading day:

- if the Basket Stock is listed or admitted to trading on a national securities exchange, the last reported sale price, regular way (or, in the case of the NASDAQ Stock Market, the official Closing Price), of the principal trading session on such day on the principal United States securities exchange registered under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), on which such Basket Stock is listed or admitted to trading, or

- if the Basket Stock is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board Service operated by FINRA, the last reported sale price of the principal trading session on the OTC Bulletin Board Service on such day,

- with respect to any other security, if such security is issued by a foreign issuer and its Closing Price cannot be determined as set forth in the two bullet points above,

4

and such security is listed or admitted to trading on a non-U.S. securities exchange or market, the last reported sale price, regular way, of the principal trading session on such day in the primary non-U.S. securities exchange or market on which such security is listed or admitted to trading, or

- otherwise, if none of the above circumstances is applicable, the mean, as determined by the Calculation Agent, of the bid prices for the Basket Stock obtained from as many dealers in such security, but not exceeding three, as will make such bid prices available to the Calculation Agent.

Contribution Average	With respect to each Variable Coupon Observation Date, the average of the Annual Contributions of all Basket Stocks *multiplied* by the Stock Weighting for each Basket Stock, which is equal for each Basket Stock unless otherwise specified in the relevant pricing supplement.
Coupon Payment Dates	The date or dates on which you may receive a Coupon Payment, which may be quarterly, semi-annually, or annually, or such other frequency as specified in the relevant pricing supplement.
Final Annual Share Price	With respect to each Basket Stock, the Closing Price of one share of such Basket Stock on the relevant Variable Coupon Observation Date. In certain circumstances, the Final Annual Share Price will be subject to anti-dilution adjustments as described under "Description of Notes—Anti-Dilution Adjustments."
Fixed Coupon Payment Date	A Coupon Payment Date on which you will receive a fixed Coupon Payment as specified in the relevant pricing supplement.
Fixed Coupon Payment Percentage	For each Fixed Coupon Payment Date, the percentage of the Principal Amount paid as a coupon.
Initial Share Price	With respect to each Basket Stock, the Closing Price of one share of a Basket Stock on the Trade Date, or such other date specified in the relevant pricing supplement.
Maturity Date	The date specified in the relevant pricing supplement.
Maximum Annual Contribution	The maximum Annual Contribution of any individual Basket Stock, specified in the relevant pricing supplement.
Minimum Annual Contribution	The minimum Annual Contribution of any individual Basket Stock, specified in the relevant pricing supplement.
Stock Adjustment Factor	Unless otherwise specified in the relevant pricing supplement, with respect to each Basket Stock, the Stock Adjustment Factor will be set initially at 1.0, subject to adjustment upon the occurrence of certain corporate

events affecting such Basket Stock. See "Description of Notes—Anti-Dilution Adjustments."

Stock Weighting

With respect to each Basket Stock, a fixed percentage or fraction as specified in the relevant pricing supplement, provided that the sum of the Stock Weightings for all Basket Stocks will equal 100% or 1, as applicable. The relevant pricing supplement will specify either (i) the weight of each Basket Stock in the Basket, which will be fixed for the term of the notes, or (ii) the manner in which the weight of each Basket Stock will be determined. Unless specified otherwise in the relevant pricing supplement, the Stock Weighting will be equal for each Basket Stock.

Trade Date

The date specified in the relevant pricing supplement.

Variable Coupon Observation Dates

With respect to an issuance of notes, the date or dates specified in the relevant pricing supplement; *provided* that if a Market Disruption Event occurs on any scheduled Variable Coupon Observation Date or the scheduled Variable Coupon Observation Date is not otherwise a business day, the Variable Coupon Observation Date will be subject to postponement for up to five business days. See "Description of Notes—Coupon Payments" in this product supplement

Variable Coupon Payment Date

A Coupon Payment Date on which you may receive a Coupon Payment depending on the performance of the Basket Stocks, calculated as discussed above under "—Coupon Payments"

Variable Coupon Payment Percentage

With respect to each Variable Coupon Observation Date, an amount equal to:

On the first Variable Coupon Payment Date:

- the greater of

    i) zero, or such other amount specified in the relevant pricing supplement; and

    ii) the Contribution Average on the corresponding Variable Coupon Observation Date.

If any subsequent Variable Coupon Payment Date is specified in the relevant pricing supplement, on each subsequent Variable Coupon Payment Date:

- the greater of

    i) the Coupon Payment on the previous Variable Coupon Payment Date; and

    ii) the Contribution Average on the corresponding Variable Coupon Observation Date.

Risk Factors

*Your investment in the notes will involve certain risks. The notes do not guarantee any coupon payments and your principal is protected only at maturity. Investing in the notes is not equivalent to investing directly in any Basket Stock. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt notes. **You should consider carefully the following discussion of risks, together with the risk information contained in the prospectus supplement, prospectus and the relevant pricing supplement before you decide that an investment in the notes is suitable for you.***

You may not receive any Coupon Payment on Variable Coupon Payment Dates.

The notes do not guarantee any Coupon Payment on Variable Coupon Payment Dates. The coupon paid on such dates, if any, will depend on the performance of the Basket Stocks but is limited, as discussed below, to the Maximum Annual Contribution. Your Coupon Payments on the notes may be less than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities, because of the way in which the coupons are calculated. The return on the notes may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

The contribution of any particular Basket Stock to a Coupon Payment is limited, regardless of the Basket Stock's performance.

The individual Annual Contribution of any Basket Stock is limited to the Maximum Annual Contribution, regardless of the Basket Stock's performance. The annual contribution of each basket stock will be averaged in determining the Contribution Average, which is used in determining the Coupon Payment on Variable Coupon Payment Dates. As a result, the return on the notes may be significantly less than the return you would have received if you had invested directly in the Basket Stocks.

Your Coupon Payment on any Variable Coupon Payment Date is limited to the highest Contribution Average which derives from the Maximum Annual Contribution of all of the Basket Stocks.

The individual Annual Contribution of any Basket Stock is limited to the Maximum Annual Contribution. Therefore, the highest coupon due on any Variable Coupon Payment Date will be the Contribution Average which is determined by taking the average of the Maximum Annual Contribution of all of the Basket Stocks.

Payments on the notes are subject to Deutsche Bank's creditworthiness.

Although the coupons payable on the notes on Variable Coupon Payment Dates are based on the performance of the Basket Stocks, the payment of any amount due on the notes, including any fixed coupon and repayment of principal at maturity, is subject to the credit risk of Deutsche Bank. An actual or anticipated downgrade in Deutsche Bank's credit rating will likely have an adverse effect on the market value of the notes.

Changes in the value of the Basket Stocks may offset each other.

Coupons on Variable Coupon Payment Dates are linked to a Basket of Basket Stocks. Price movements in the Basket Stocks may not correlate with each other. At a time when the prices of some of the Basket Stocks increase, the price of other Basket Stocks may not increase as much or may decline. Therefore, in calculating the Contribution Average, increases in the price of some of the Basket Stocks may be moderated, or more than offset, by lesser increases or declines in the price of the other Basket Stocks.

You may not receive any Coupon Payment on Variable Coupon Payment Dates even when the Basket as a whole has appreciated because the Maximum Annual Contribution and the Minimum Annual Contribution may not be of the same size.

The Minimum Annual Contribution may have a greater absolute value than the Maximum Annual Contribution. Therefore, a large positive Basket Stock Return by one Basket Stock may contribute less to the Contribution Average than a smaller (in absolute value) negative Basket Stock Return by another Basket Stock deducts from the Contribution Average. For example, the Minimum Annual Contribution may be -25% and the Maximum Annual Contribution may be 10%. One Basket Stock may have a Basket Stock Return of 100%, a second Basket Stock may have a Basket Stock Return of -15%, and the rest of the Basket Stocks may have Basket Stock Returns of 0%. In such a case, the positively performing Basket Stock will have an Annual Contribution of 10%, the negatively performing Basket Stock will have an Annual Contribution of -15%, and the remainder of the Basket Stocks will have Annual Contributions of 0%, resulting in a negative Contribution Average. This could result in no coupon on the relevant Variable Coupon Payment Date, even if the overall Basket Stock performance is positive.

Your Coupon Payment on the Fixed Coupon Payment Dates, if any, will not reflect any appreciation of the Basket Stocks and will not "lock in" any contribution for subsequent periods.

The coupon payments on the Fixed Coupon Payment Dates, if any, are fixed and do not depend on the performance of the Basket Stocks. As a result, the coupon payments on the Fixed Coupon Payment Dates will not reflect any appreciation of the Basket Stocks. The first Variable Coupon Percentage Payment will not be determined with reference to the performance of the Basket Stocks during a fixed coupon period and therefore the Maximum Annual Contribution will not be "locked in" for subsequent coupon periods even if the return on any Basket Stock equals or exceeds the Maximum Annual Contribution during such fixed coupon period. Rather, on the first Variable Coupon Payment Date, the Variable Coupon Percentage Payment will equal the greater of (i) zero, or another quantity specified in the relevant pricing supplement, and (ii) the Contribution Average on the first Variable Coupon Observation Date.

Decreases in the price of the Basket Stocks over the term of the note, including during any fixed Coupon Payment period, will limit any coupon payable on the notes.

The Basket Stock Return on any Variable Coupon Observation Date is calculated using the Initial Price of each Basket Stock, which is determined on the Trade Date. As a result, decreases in the price of a Basket Stock from its initial price may limit the Annual Contribution in subsequent periods.

The Final Annual Share Price may be less than the Closing Price on the Variable Coupon Payment Date or at other times during the term of the notes.

Because the Final Annual Share Price used to determine the Coupon Payment, if any, on a Variable Coupon Payment Date is calculated based on the Closing Price on the Variable Coupon Observation Date, the price of the Basket Stocks on the Variable Coupon Payment Dates or at other times during the term of the notes could be higher than the Final Annual Share Price. This difference could be particularly large if there is a significant increase in the price of any Basket Stock after the Variable Coupon Observation Dates, if there is a significant decrease in the price of any Basket Stock around the time of the Variable Coupon Observation Date, or if there is significant volatility in the price of any Basket Stock during the term of the notes (especially on dates near the Variable Coupon Observation Dates). For example, if the prices of Basket Stocks increase or remain relatively constant during the initial term of the notes and then decrease below the Initial Share Price, the Basket Stock Return, and thus the payment on a Variable Coupon Payment Date, may be significantly less than if it were calculated on a date earlier than the applicable Variable Coupon Observation Date. Under these circumstances, you may receive a lower Coupon Payment than you could have received if the Variable Coupon Observation Date were earlier.

Secondary trading may be limited.

There may be little or no secondary market for the notes. We do not intend to list the notes on any securities exchange. Even if there is a secondary market, it may not provide significant liquidity. Deutsche Bank AG may act as a market maker for the notes but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG is willing to buy the notes. If, at any time, Deutsche Bank AG were to cease acting as a market maker, it is likely that there would be significantly less liquidity in the secondary market, in which case the price at which you would be able to sell your notes would likely be lower than if an active market existed. If the notes are not listed on any securities exchange and Deutsche Bank AG were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.

Certain Built-In Costs are Likely to Adversely Affect the Value of the notes prior to maturity.

While the payment at maturity, if any, described in this product supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

The market price, if any, of the notes may be influenced by many unpredictable factors.

Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which Deutsche Bank AG may be willing to purchase or sell the notes in the secondary market, including:

- the value of the Basket Stocks at any time, including on the Variable Coupon Observation Dates;

- the volatility (frequency and magnitude of changes in value) of the Basket Stocks;

- interest and yield rates in the market generally and in the markets of the Basket Stocks;

- the dividend rate (if any) on the Basket Stocks;

- actual or anticipated corporate reorganization events, such as mergers or takeovers, which may affect the issuers of the Basket Stocks;

- geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the issuers of the Basket Stocks or stock markets generally and which may affect the Final Annual Share Prices;

- if the Basket Stock is an ADS, the exchange rate and volatility of the exchange rate between the U.S. dollar and the currency of the country in which the equity security underlying the ADS is traded;

- the time remaining until the notes mature; and

- our creditworthiness, including actual and anticipated downgrades in our credit ratings.

Some or all of these factors will influence the price you will receive if you sell your notes prior to maturity. For example, you may have to sell your notes at a substantial discount from the Principal Amount if, at the time of sale the Basket Stocks are at or below the Initial Share Price(s).

You cannot predict the future performance of the Basket Stocks based on historical performance. There can be no assurance that the price of the Basket Stocks will increase so that you will receive any coupons on the Variable Coupon Payment Dates. Nor can there be any assurance that the price of the Basket Stocks will not increase by more than the Maximum Annual Contribution. In such a scenario the contribution of such a Basket Stock to your coupon, if any, will be capped.

The notes are designed to be held to maturity.

The notes are not designed to be short-term trading instruments. You will receive the Principal Amount of the notes, as well as the final Coupon Payment, if any, at maturity, subject to the credit of the Issuer. The price at which you will be able to sell your notes prior to maturity, if at all, may be at a substantial discount from the Principal Amount, even in cases where the prices of Basket Stocks have appreciated since the date of the issuance of the notes. The potential returns described in any pricing supplement assume that your notes are held to maturity.

Investing in the notes is not equivalent to investing in the Basket Stocks.

Investing in the notes is not equivalent to investing in the Basket Stocks. The Coupon Payments you receive on Variable Coupon Payment Dates will be based on the Closing Price of the Basket Stocks only on the specified Variable Coupon Observation Dates, and even then will be subject to a cap through the Maximum Annual Contribution. As an investor in the notes, you will not have voting rights or receive dividends or other distributions or any other rights with respect to the Basket Stocks.

There are important differences between the rights of holders of ADSs and the rights of holders of the equity securities of a foreign company.

If your notes are linked to the performance of an ADS, you should be aware that your notes are linked to the price of the ADS and not the underlying equity security, and there exist important differences between the rights of holders of ADSs and the underlying equity security. Each ADS is a security evidenced by American Depositary Receipts that represents a specified number of shares of the common equity of a foreign issuer. Generally, ADSs are issued under a deposit agreement which sets forth the rights and responsibilities of the depositary, the foreign issuer and holders of the ADSs, which may be different from the rights of holders of common shares of the foreign issuer. For example, the foreign issuer may make distributions in respect of its common shares that are not passed on to the holders of its ADSs. Any such differences between the rights of holders of the ADSs and holders of the common shares may be significant and may materially and adversely affect the value of the notes.

For notes linked to the performance of an ADS, an investment in the notes is subject to risks associated with non-U.S. securities markets.

An investment in the notes linked to the value of ADSs representing interests in non-U.S. equity securities involves risks associated with the securities markets in those countries where the relevant non-U.S. equity securities are traded, including risks of markets volatility, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, non-U.S. companies are generally subject to accounting, auditing and financial reporting standards and requirements, and securities trading rules different from those applicable to U.S. reporting companies.

The prices of notes in non-U.S. markets may be affected by political, economic, financial and social factors in such markets, including changes in a country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of such countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

For notes linked to the performance of an ADS, fluctuations in exchange rates will affect your investment.

There are significant risks related to an investment in a note that is linked to an ADS, which is quoted and traded in U.S. dollars and represents an equity security that is quoted and traded in a foreign currency. Changes in the exchange rate between the U.S. dollar and a foreign currency may affect the U.S. dollar equivalent of the price of the underlying equity security on non-U.S. securities markets and, as a result, may affect the market price of the ADS, which may consequently affect the value of the notes. In recent years, the rates of exchange between the U.S. dollar and some other currencies have been highly volatile, and this volatility may continue in the future. These fluctuations generally depend on economic and political events over which we have no control. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur during the term of the notes. In addition, ADSs may trade differently from their underlying equity securities.

In some circumstances, the payment you receive on the notes may be based on the common stock of another company and not the Basket Stock.

Following certain corporate events relating to the Basket Stocks where its issuer is not the surviving entity, the amount you receive at maturity may be based on the common stock of a successor to the Basket Stock issuer or any cash or any other assets distributed to holders of such Basket Stock in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the notes. We describe the specific corporate events that can lead to these adjustments in the section of this product supplement called "Description of Notes—Anti-dilution Adjustments."

Anti-dilution protection is limited.

The Calculation Agent will make adjustments to the Share Adjustment Factor, Final Annual Share Price or Initial Share Price for certain adjustment events (as defined below) affecting the Basket Stocks, including stock splits and certain corporate actions, such as mergers. The Calculation Agent is not required, however, to make such adjustments in response to all corporate actions, including if the issuer of any Basket Stock or another party makes a partial tender or partial exchange offer for such Basket Stock. If such a dilution event occurs and the Calculation Agent is not required to make an adjustment, the value of the notes may be materially and adversely affected. In addition, all determinations and calculations concerning any such adjustment will be made in the sole discretion of the Calculation Agent, which will be binding on you absent manifest error. You should be aware that the Calculation Agent may make any such adjustment, determination or calculation in a manner that differs from, or that is in addition to, that described in this product supplement or the applicable pricing supplement as necessary to achieve an equitable result. See "Description of Notes—Anti-dilution Adjustments" for further information.

We or our affiliates may have economic interests adverse to those of the holders of the notes.

Deutsche Bank AG and other affiliates of ours may trade the Basket Stocks and financial instruments related to the Basket Stocks on a regular basis, for their accounts and for other accounts under their management. Deutsche Bank AG and these affiliates may also underwrite or assist unaffiliated entities in the issuance or underwriting of the Basket Stocks and may issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the Basket Stocks. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the notes. Any of these trading activities could potentially affect the price of the Basket Stocks and, accordingly, could affect the value of the notes and the payment you receive at maturity.

We or our affiliates may currently or from time to time engage in business with the issuers of the Basket Stocks, including extending loans to, making equity investments in, or providing advisory services to, it, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about the issuers of the Basket Stocks, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about the issuers of the Basket Stocks. Any prospective purchaser of notes should undertake an independent investigation of the issuers of the Basket Stocks as is in its judgment appropriate to make an informed decision with respect to an investment in the notes.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to changes in the price of the Basket Stocks. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the notes.

We may have hedged our obligations under the notes directly or through certain affiliates, and we or they would expect to make a profit on any such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss. Although they are not expected to, these hedging activities may adversely affect the market price of the Basket Stocks and, therefore, the market value of the notes. It is possible that Deutsche Bank AG or its affiliates could receive substantial returns from these hedging activities while the market value of the notes declines.

Deutsche Bank AG, London Branch will act as the Calculation Agent. The Calculation Agent will determine, among other things, Initial Share Prices, Closing Prices, Final Annual Share Prices, Basket Stock Returns, Annual Contributions, Contribution Averages, Variable Coupon Payment Percentages, Coupon Payments, any anti-dilution adjustments, and the payment at maturity. The Calculation Agent will also be responsible for determining whether a Market Disruption Event has occurred. In performing these duties, Deutsche Bank AG, London Branch may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where Deutsche Bank AG, London Branch, as the Calculation Agent, is entitled to exercise discretion.

Because the Calculation Agent is our affiliate, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests, as an owner of the notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining Initial Share Prices, Closing Prices, Final Annual Share Prices, Basket Stock Returns, Annual Contributions, Contribution Averages, Variable Coupon Payment Percentages, Coupon Payments, payments at maturity or whether a Market Disruption Event has occurred.

Market disruptions may adversely affect your return.

The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly valuing the Basket Stock Return or Variable Coupon Payment Percentage, as applicable, and calculating the amount, if any, that we are required to pay you on any Coupon Payment Date. These events may include disruptions or suspensions of trading in the markets as a whole. If the Calculation Agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes, it is possible that one or more of the Variable Coupon Observation Dates and the Maturity Date will be postponed, and your return will be adversely affected.

If the final Variable Coupon Observation Date is postponed to the Fifth Day as described above, but a Market Disruption Event occurs or is continuing on that day with respect to a particular Basket Stock, that day will nevertheless be the final Variable Coupon Observation Date for that particular Basket Stock. If the closing price of such Basket Stock is not available on the last possible final Variable Coupon Observation Date either because of a Market Disruption Event or for any other reason, the Calculation Agent will make a good faith estimate in its sole discretion of the Closing Price of such Basket Stock that would have prevailed in the absence of the Market Disruption Event or such other reason. See "Description of Notes—Coupon Payments—Postponement of Variable Coupon Observation Dates."

We cannot assure you that the public information provided on the issuers of the Basket Stocks is accurate or complete.

All disclosures contained in the relevant pricing supplement and this product supplement regarding the issuers of the Basket Stocks are derived from publicly available documents and other publicly available information. We have not participated in the preparation of such documents or made any due diligence inquiry with respect to the issuers of the Basket Stocks in connection with the offering of the notes. We do not make any representation that such publicly available documents or any other publicly available information regarding the issuers of the Basket Stocks are accurate or complete, and are not responsible for public disclosure of information by the issuers of the Basket Stocks, whether contained in filings with the Securities and Exchange Commission, which we refer to as the SEC, or otherwise. Furthermore, we cannot give any assurance that all events occurring prior to the date of the relevant pricing supplement, including events that would affect the accuracy or completeness of the public filings of the issuers of the Basket Stocks or the value of the Basket Stocks (and, therefore, the Final Annual Share Price and the price of the Basket Stocks or the amount of cash, if any, payable to you on any Variable Coupon Payment Date), will have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the issuers of the Basket Stocks could affect the amount you will receive on any Variable

Coupon Payment Date and, therefore, the trading prices of the notes. Any prospective purchaser of the notes should undertake an independent investigation of the issuers of the Basket Stocks as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

Holdings of the notes by our affiliates and future sales may affect the price of the notes.

Certain of our affiliates may purchase some of the notes for investment. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the notes offered in that offering. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests. In addition, if a substantial portion of the notes held by our affiliates were to be offered for sale in the secondary market, if any, following such an offering, the market price of the notes may fall. The negative effect of such sales on the prices of the notes could be more pronounced if secondary trading in the notes is limited or illiquid.

Hedging and trading activity by the Calculation Agent and its affiliates could adversely affect the value of the notes.

Deutsche Bank AG and other affiliates of ours will carry out hedging activities related to the notes (and possibly related to other instruments linked to the Basket Stocks), including trading in the stocks that constitute the Basket Stocks as well as in other instruments related to the Basket Stocks. Deutsche Bank AG and some of our other subsidiaries also trade the Basket Stocks and other financial instruments related to the Basket Stocks on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the Trade Date could potentially affect the Initial Share Prices and, therefore, could increase the price at which the Basket Stocks must close on each Variable Coupon Observation Date before you receive a coupon on such Variable Coupon Payment Date. Additionally, such hedging or trading activities during the term of the notes could adversely affect the value of the Basket Stocks on Variable Coupon Observation Dates, and, accordingly, the amount of cash, if any, you will receive any Variable Coupon Payment Date.

The notes are not expected to be listed on any security exchange and you may face very limited liquidity for the notes.

The notes are not expected to be listed on any securities exchange. Deutsche Bank Securities Inc. may offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank Securities Inc. may be willing to buy the notes.

Generally, if the term of the notes is not more than one year, the notes will be treated as short-term debt obligations for U.S. federal income tax purposes.

Generally, if the term of the notes is not more than one year, the notes will be treated as "short-term debt obligations" for U.S. federal income tax purposes. No statutory, judicial or administrative authority directly addresses the treatment of such notes or similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service (the "IRS"). As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. See "Certain U.S. Federal Income Tax Consequences" for additional discussion regarding the U.S. federal income tax treatment of the notes.

Generally, if the term of the notes is more than one year, the notes should be treated as contingent payment debt instruments for U.S. federal income tax purposes.

Generally, if the term of the notes is more than one year, unless otherwise indicated in the relevant pricing supplement, the notes should be treated as "contingent payment debt instruments" for U.S. federal income tax purposes. Under this treatment, regardless of your method of accounting, you generally will be required to accrue interest in each year on a constant yield to maturity basis at the "comparable yield," as determined by us, with certain adjustments to reflect the difference, if any, between the actual and projected amount of the contingent payments on the notes. In addition, any gain recognized upon a sale, exchange or retirement of the notes will be treated as interest income for U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Consequences" for additional discussion regarding the U.S. federal income tax treatment of the notes.

DESCRIPTION OF NOTES

*The following description of the terms of the notes supplements the description of the general terms of the notes set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate pricing supplement will describe the terms that apply specifically to the notes, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement have the meanings assigned to them in the accompanying prospectus supplement, prospectus and the relevant pricing supplement. The term "**note**" refers to one of our Equity Basket Notes Linked to a Basket of Common Stocks.*

General

The notes are senior unsecured obligations of Deutsche Bank AG that are linked to a basket (the "**Basket**") of common stocks (each a "**Basket Stock**" and collectively the "**Basket Stocks**"). The notes are a series of notes referred to in the accompanying prospectus supplement, prospectus and the relevant pricing supplement. The notes will be issued by Deutsche Bank AG under an indenture among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent, and registrar.

The notes are principal protected at maturity and may pay periodic coupons, based on (i) a fixed percentage of the Principal Amount and/or (ii) the performance of the Basket Stocks, as more fully described below.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency. The notes are our senior unsecured obligations and will rank pari passu with all of our other senior unsecured obligations.

The notes will be issued in denominations that will be specified in the relevant pricing supplement. The notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company ("**DTC**") or its nominee, as described under "Description of Notes — Form, Legal Ownership and Denomination of Notes" in the prospectus supplement and "Forms of Securities — Global Securities" in the prospectus.

The specific terms of the notes will be described in the relevant pricing supplement accompanying this product supplement. The terms described in that document supplement those described herein and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant pricing supplement are inconsistent with those described herein or in the accompanying prospectus or prospectus supplement, the terms described in the relevant pricing supplement will control.

Terms Specified in Pricing Supplements. A pricing supplement will specify the following terms of any issuance of notes to the extent applicable:

- the issue price (price to public);
- the Principal Amount per note;
- the aggregate Principal Amount;
- the denominations or minimum denominations;

- the original issue date;

- the Basket Stocks;

- the stated Maturity Date and any terms related to any extension of the Maturity Date not otherwise set forth in this product supplement;

- the stated Fixed Coupon Payment Dates, if any, and any terms related to any extension of the Fixed Coupon Payment Dates not otherwise set forth in this product supplement;

- any Fixed Coupon Payment Percentage;

- the stated Variable Coupon Payment Dates and any terms related to any extension of the Variable Coupon Payment Dates not otherwise set forth in this product supplement;

- the stated Variable Coupon Observation Date corresponding to each Variable Coupon Payment Date;

- the Maximum Annual Contribution;

- the Minimum Annual Contribution;

- whether the notes may be redeemed, in whole or in part, at our option or repaid at your option, prior to the stated Maturity Date, and the terms of any redemption or repayment;

- if any note is not denominated and payable in U.S. dollars, the currency or currencies in which the Principal Amount and premium, if any, will be paid, which we refer to as the "specified currency," along with any other terms relating to the non-U.S. dollar denomination, including historical exchange rates as against the U.S. dollar;

- whether the notes will be listed on any stock exchange; and

- any other terms on which we will issue the notes.

Certain Definitions. We have defined some of the terms that we use frequently in this product supplement below:

"**Annual Contribution**", with respect to each Basket Stock on each Variable Coupon Payment Date, means an amount used in the determination of the coupon paid, if any, and calculated as discussed below under "Description of Notes—Coupon Payments".

"**Basket**" means the collection of Basket Stocks specified in the relevant pricing supplement.

"**Basket Stock**" means each of the common stocks specified in the relevant pricing supplement.

"**business day**" is, unless otherwise specified in the relevant pricing supplement, any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York or London, England are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in dollars are not conducted in the City of New York or London, England.

"**Closing Price**" for one share of any Basket Stock (or one unit of any other security for which a Closing Price must be determined) on any Trading Day means:

- if such Basket Stock is listed or admitted to trading on a national securities exchange, the last reported sale price, regular way (or, in the case of the NASDAQ Stock Market, the official Closing Price), of the principal trading session on such day on the principal United States securities exchange registered under the Exchange Act on which such Basket Stock is listed or admitted to trading, or

- if such Basket Stock is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board Service operated by FINRA, the last reported sale price of the principal trading session on the OTC Bulletin Board Service on such day,

- with respect to any such other security, if such security is issued by a foreign issuer and its Closing Price cannot be determined as set forth in the two bullet points above, and such security is listed or admitted to trading on a non-U.S. securities exchange or market, the last reported sale price, regular way, of the principal trading session on such day in the primary non-U.S. securities exchange or market on which such security is listed or admitted to trading, or

- otherwise, if none of the above circumstances is applicable, the mean, as determined by the Calculation Agent, of the bid prices for such Basket Stock (or any such other security) obtained from as many dealers in such security, but not exceeding three, as will make such bid prices available to the Calculation Agent.

"**Contribution Average**" means, with respect to each Variable Coupon Observation Date, the average of the Annual Contributions of all Basket Stocks *multiplied* by the Stock Weighting for each Basket Stock, which is equal for each Basket Stock unless otherwise specified in the relevant pricing supplement.

"**Coupon Payment Dates**" means the date or dates on which you may receive a Coupon Payment, which may be quarterly, semi-annually, or annually, or such other frequency as specified in the relevant pricing supplement.

"**Final Annual Share Price**", with respect to each Basket Stock, means the Closing Price of one share of such Basket Stock on the relevant Variable Coupon Observation Date. In certain circumstances, the Final Annual Share Price will be subject to anti-dilution adjustments as described under "Description of Notes—Anti-Dilution Adjustments."

"**Fixed Coupon Payment Date**" means a Coupon Payment Date on which you will receive a fixed Coupon Payment as specified in the relevant pricing supplement.

"**Fixed Coupon Payment Percentage**", with respect to each Fixed Coupon Payment Date, means the percentage of the Principal Amount paid as a coupon.

"**Initial Share Price**" means the Closing Price of one share of a Basket Stock on the Trade Date, or such other date specified in the relevant pricing supplement.

"**issue price**" means the amount per note specified in the relevant pricing supplement and will equal 100% of the Principal Amount, unless otherwise specified in the relevant pricing supplement.

"**Market Disruption Event**" means, with respect to a Basket Stock (or any other security for which a Closing Price must be determined), a determination by the Calculation Agent in its sole discretion that the occurrence or continuance of one or more of the following events materially interfered or interferes with our ability or the ability of any of our affiliates to effect transactions in any Basket Stock or any instrument related to any Basket Stock or to adjust or unwind all or a material portion of any hedge position in any Basket Stock with respect to the notes:

- the occurrence or existence of a suspension, material limitation or absence of trading of any Basket Stock (or such other security) on the primary market for such Basket Stock (or such other security) for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session in such market:

- a breakdown or failure in the price and trade reporting systems of the primary market for any Basket Stock (or such other security) as a result of which the reported trading prices for such Basket Stock (or such other security) during the last one-half hour preceding the close of the principal trading session in such market are materially inaccurate;

- a suspension, material limitation or absence of trading on the primary exchange or market for trading in futures or options contracts related to any Basket Stock (or such other security), if available, during the one-half hour period preceding the close of the principal trading session in the applicable exchange or market;

- a decision to permanently discontinue trading in the related futures or options contract; or

- any other event, if the Calculation Agent determines in its sole discretion that the event materially interfered or interferes with our ability or the ability of any of our affiliates to effect transactions in any Basket Stock or any instrument related to any Basket Stock or to adjust or unwind all or a material portion of any hedge position in any Basket Stock with respect to the notes.

For the purpose of determining whether a Market Disruption Event has occurred:

- a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange or the primary exchange or market for trading in futures or options contracts related to the Basket Stock (or such other security),

- limitations pursuant to NYSE Rule 80B (or any applicable rule or regulation enacted or promulgated by the NYSE, any other U.S. self-regulatory organization, the Securities and Exchange Commission or any other relevant authority of scope similar to NYSE Rule 80B as determined by the Calculation Agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading,

- a suspension of trading in futures or options contracts on any Basket Stock (or such other security) by the primary exchange or market for trading in such contracts, if available, by reason of:

  - a price change exceeding limits set by such exchange or market,

  - an imbalance of orders relating to such contracts, or

  - a disparity in bid and ask quotes relating to such contracts

will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to any Basket Stock (or such other security), as determined by the Calculation Agent in its sole discretion.

A "suspension, absence or material limitation of trading" on the primary exchange or market on which futures or options contracts related to any Basket Stock (or such other security) are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

"**Maturity Date**" means the date specified in the relevant pricing supplement, subject to extension if such day is not a business day or if the final scheduled Variable Coupon Observation Date is postponed in accordance with the definition thereof.

"**Maximum Annual Contribution**" means the maximum Annual Contribution of any individual Basket Stock, specified in the relevant pricing supplement.

"**Minimum Annual Contribution**" means the minimum Annual Contribution of any individual Basket Stock, specified in the relevant pricing supplement.

"**original issue date**" means the date specified in the relevant pricing supplement on which a particular issuance of securities will be issued.

"**payment at maturity**" means the payment due at maturity with respect to each note, as described under "— Payment at Maturity" below.

"**Principal Amount**" means, with respect to each note, the denomination of the note, which may be $10, $100, $1,000 or another amount per note, as specified in the relevant pricing supplement.

"**Relevant Exchange**" means the primary U.S. exchange or market for trading for a Basket Stock (or any security for which a Closing Price must be determined), or with respect to an equity security underlying an ADS, the primary exchange or market for trading for such security, as specified in the relevant pricing supplement

"**Stock Adjustment Factor**" will be, unless otherwise specified in the relevant pricing supplement, with respect to each Basket Stock, the Stock Adjustment Factor set initially at 1.0, subject to adjustment upon the occurrence of certain corporate events affecting such Basket Stock. See "Description of Notes — Anti-Dilution Adjustments."

"**Stock Weighting**", with respect to each Basket Stock, will be a fixed percentage or fraction as specified in the relevant pricing supplement, provided that the sum of the Stock Weightings for all Basket Stocks will equal 100% or 1, as applicable. The relevant pricing supplement will specify either (i) the weight of each Basket Stock in the Basket, which will be fixed for the term of the notes, or (ii) the manner in which the weight of each Basket Stock will be determined. Unless specified otherwise in the relevant pricing supplement, the Stock Weighting will be equal for each Basket Stock.

"**Trade Date**" means the date specified in the relevant pricing supplement.

"**Trading Day**" means a day for each Basket Stock, as determined by the Calculation Agent, on which trading is generally conducted on the Relevant Exchange or, with respect to a security issued by a foreign issuer that is not listed or admitted to trading on a U.S. securities exchange or market, a day, as determined by the Calculation Agent, on which trading is generally conducted on the primary non-U.S. securities exchange or market on which such security is listed or admitted to trading and, in each case, on which a Market Disruption Event has not occurred.

"**Variable Coupon Observation Date**" means, with respect to an issuance of notes, the date or dates specified in the relevant pricing supplement; *provided* that if a Market Disruption Event occurs on any scheduled Variable Coupon Observation Date or the scheduled Variable Coupon Observation Date is not otherwise a business day, the Variable Coupon Observation Date for any disrupted Basket Stock will be subject to postponement for up to five business days. See "Description of Notes — Coupon Payments" in this product supplement.

"**Variable Coupon Payment Date**" means a Coupon Payment Date on which you may receive a Coupon Payment depending on the performance of the Basket Stocks, calculated as discussed above under "— Coupon Payments."

References in this product supplement to "U.S. dollar," or "U.S.$" or "$" are to the currency of the United States of America.

Other terms of the securities are described in the following paragraphs.

Payment at Maturity

At maturity, you will be entitled to receive, for each Principal Amount note that you hold, an amount in cash equal to the Principal Amount plus the final Coupon Payment, if any.

Coupon Payments

On each Coupon Payment Date, you will be entitled to receive an amount in cash, which may equal zero, per note Principal Amount equal to:

If any Fixed Coupon Payment Date is specified in the relevant pricing supplement, on each Fixed Coupon Payment Date:

- the Principal Amount times the applicable Fixed Coupon Payment Percentage specified in the relevant pricing supplement

On each Variable Coupon Payment Date:

- the Principal Amount times the applicable Variable Coupon Payment Percentage

Variable Coupon Payment Percentage:

With respect to each Variable Coupon Observation Date, an amount equal to:

On the first Variable Coupon Payment Date:

- the greater of
    - i) zero, or such other amount specified in the relevant pricing supplement; and
    - ii) the Contribution Average on the corresponding Variable Coupon Observation Date.

If any subsequent Variable Coupon Payment Date is specified in the relevant pricing supplement, on each subsequent Variable Coupon Payment Date:

- the greater of
    - i) the Coupon Payment on the previous Variable Coupon Payment Date; and
    - ii) the Contribution Average on the corresponding Variable Coupon Observation Date.

Annual Contributions

With respect to each Basket Stock on each Variable Coupon Observation Date, an amount equal to the Basket Stock Return for such Basket Stock, *provided* that:

1) the Annual Contribution will be the Maximum Annual Contribution if

    i) the Basket Stock Return for such Basket Stock is greater than the Maximum Annual Contribution; or

    ii) the Basket Stock Return for such Basket Stock was greater than or equal to the Maximum Annual Contribution on any previous Variable Coupon Observation Date; and

2) the Annual Contribution will be the Minimum Annual Contribution if

    i) the Basket Stock Return for such Basket Stock is less than the Minimum Annual Contribution; and

    ii) the Basket Stock Return for such Basket Stock was not greater than or equal to the Maximum Annual Contribution on any previous Variable Coupon Observation Date.

The Basket Stock Return, with respect to each Basket Stock, on each Variable Coupon Observation Date, is calculated as:

$$\text{Basket Stock Return} = \frac{\text{Final Annual Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$$

where the Final Annual Share Price is determined as of the relevant Variable Coupon Observation Date, subject to postponement as discussed below.

Postponement of Variable Coupon Observation Dates. The Calculation Agent will take into account Market Disruption Events and non-Trading Days in the calculation of the Final Annual Share Price as follows:

If a note is issued with a term (from but excluding the settlement date to and including the Maturity Date each as specified in the relevant pricing supplement) of one year or less, the provisions which follow will apply but the final Variable Coupon Payment Date and the Maturity Date will not adjust so that the time from the settlement date to the final Variable Coupon Payment Date or the Maturity Date is greater than one year.

Subject to the paragraph below, if:

(a) a Variable Coupon Observation Date is not a Trading Day with respect to any Basket Stock; or

(b) a Market Disruption Event for any Basket Stock occurs or is continuing on a Variable Coupon Observation Date,

then the applicable Variable Coupon Observation Date for the applicable Basket Stock will be postponed to the immediately succeeding Trading Day on which no Market Disruption Event for such Basket Stock occurs or is continuing. The Variable Coupon Observation Date will not be postponed later than the fifth scheduled Trading Day after such Variable Coupon Observation Date (the "**Fifth Day**"). For any Basket Stock not subject to disruption, the Final Annual Share Price will be determined as of the originally scheduled Variable Coupon Observation Date.

If:

(a) the Fifth Day is not a Trading Day for any Basket Stock; or

(b) a Market Disruption Event for any Basket Stock occurs or is continuing on the Fifth Day, then the Calculation Agent will then calculate the Annual Contributions using:

(a) for Basket Stocks not disrupted on the original Variable Coupon Observation Date, the Closing Price of such Basket Stocks on the original Variable Coupon Observation Date;

(b) for Basket Stocks disrupted on the original Variable Coupon Observation Date but not disrupted on the Fifth Day, the Closing Price of such Basket Stocks on the first Trading Day after the original Variable Coupon Observation Date on which no Market Disruption Event occurred or was continuing; and

(c) for Basket Stocks disrupted from the original Variable Coupon Observation Date through the Fifth Day, a good faith estimate by the Calculation Agent, in its sole discretion, of the Closing Price of the Basket Stock that would have prevailed on the originally scheduled Variable Coupon Observation Date in the absence of the Market Disruption Event.

The Maturity Date will be set forth in the relevant pricing supplement. If the scheduled Maturity Date (as specified in the relevant pricing supplement) is not a business day, then the Maturity Date will be the next succeeding business day following such scheduled Maturity Date. If, due to a Market Disruption Event or otherwise, the final Variable Coupon Observation Date is postponed so that it falls on a day that is less than three business days prior to the scheduled Maturity Date, the Maturity Date will be the third business day following such Variable Coupon Observation Date, as postponed, unless otherwise specified in the relevant pricing supplement.

If any Coupon Payment Date is not a business day, the applicable Coupon Payment will be made on the succeeding business day, and no additional interest will accrue in respect of any delay in the Coupon Payment.

Calculation Agent and Calculations

The "**Calculation Agent**" for the securities will be Deutsche Bank AG. As Calculation Agent, Deutsche Bank AG will determine Initial Share Prices, Closing Prices, Final Annual Share Prices, Annual Contributions, Basket Stock Returns, Contribution Averages, Variable Coupon Payment Percentages, and any payment on each Coupon Payment Date.

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the payment at maturity and on each Coupon Payment Date, if any, will be made by the Calculation Agent and will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, .876545 would be rounded to .87655); all dollar amounts related to determination of the payment per Principal Amount at maturity and on each Coupon Payment Date, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount of securities per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is our affiliate, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests, as an owner of the notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Initial Share Prices, Closing Prices, Final Annual Share Prices, Annual Contributions, Basket Stock Returns, Contribution Averages, Variable Coupon Payment Percentages, and any payment due on a Coupon Payment Date or whether a Market Disruption Event has occurred. See the definition of Market Disruption Event above. Deutsche Bank AG is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Anti-Dilution Adjustments

The Stock Adjustment Factor, the Initial Share Price and Final Annual Share Price for each Basket Stock is subject to adjustment by the Calculation Agent as a result of the anti-dilution and reorganization adjustments described in this section.

No adjustments to any Stock Adjustment Factor will be required unless such Stock Adjustment Factor adjustment would require a change of at least 0.1% such Stock Adjustment Factor then in effect. A Stock Adjustment Factor resulting from any of the adjustments specified in this section will be rounded to the nearest one ten-thousandth with five one hundred-thousandths being rounded upward. The Calculation Agent will not be required to make any adjustments to the Stock Adjustment Factor for any Basket Stock after the close of business on the business day immediately preceding each Variable Coupon Observation Date.

No adjustments to the Stock Adjustment Factor for any Basket Stock will be required other than those specified below. The required adjustments specified in this section do not cover all events that could affect the Closing Price of a Basket Stock on any trading day during the term of the notes. No adjustments will be made for certain other events, such as offerings of common stock by the issuer of a Basket Stock for cash or in connection with acquisitions or otherwise or the occurrence of a partial tender or exchange offer for a Basket Stock by the issuer of such Basket Stock or any third party.

If an event requiring anti-dilution adjustments occurs, notwithstanding the description of the specific adjustments to be made, the Calculation Agent may make adjustments or a series of adjustments that differ from, or that are in addition to, those described in this product supplement with a view to offsetting, to the extent practical, any change in your economic position as a holder of the notes that results solely from that event. The Calculation Agent may, in its sole discretion, modify any terms as necessary to ensure an equitable result. The terms that may be so modified by the Calculation Agent include, but are not limited to, the value and type of property or properties that may be required to be delivered at maturity, the share delivery amount and the trigger price of the underlying equity. The Calculation Agent may make adjustments that differ from, or that are in addition to, those described in this product supplement if, in the Calculation Agent's sole discretion, any adjustments so described do not achieve an equitable result or otherwise. In determining whether or not any adjustment so described achieves an equitable result, the Calculation Agent may consider any adjustment made by the Options Clearing Corporation or any other equity derivatives clearing organization on options contracts on the affected underlying Basket Stock or any successor Basket Stock. Notwithstanding the foregoing, if the Basket Stock Return of any Basket Stock has equalled or exceeded the Maximum Annual Contribution on any Variable Coupon Observation Date, no further adjustment will be made in respect of such Basket Stock and the Annual Contribution of such Basket Stock will equal the Maximum Annual Contribution on each subsequent Variable Coupon Observation Date.

For purposes of these adjustments, except as noted below, if an ADS is serving as a Basket Stock, all adjustments to the Stock Adjustment Factor for such Basket Stock will be made as if the stock underlying the ADS is serving as the Basket Stock. Therefore, for example, if the stock underlying the ADS is subject to a two-for-one stock split and assuming the Stock Adjustment Factor is equal to one, the Stock Adjustment Factor for the Basket Stock would be adjusted to equal to two. If your securities are linked to an ADS, the term "dividend" used in this section will mean, unless specified otherwise in the relevant pricing supplement for your securities, the dividend paid by the issuer of the stock underlying the ADS, net of any applicable foreign withholding or similar taxes that would be due on dividends paid to a U.S. person that claims and is entitled to a reduction in such taxes under an applicable income tax treaty, if available.

If an ADS is serving as a Basket Stock, no adjustment to the ADS price or the Stock Adjustment Factor, including those described below, will be made if (1) holders of ADSs are not eligible to participate in any of the transactions described below or (2) (and to the extent that) the Calculation Agent determines in its sole discretion that the issuer or the depositary for the ADSs has adjusted the number of shares of stock underlying the ADS represented by each ADS so that the ADS price would not be affected by the corporate event in question. However, to the extent that the number of shares of stock underlying the ADS represented by each ADS is changed for any other reason, appropriate adjustments to the anti-dilution adjustments described herein (which may include ignoring such provision, if appropriate) will be made to reflect such change.

Deutsche Bank AG, London Branch, as Calculation Agent, will be solely responsible for the determination and calculation of any adjustments to the Stock Adjustment Factor and of any related determinations and calculations with respect to any distributions of stock, other securities or other property or assets, including cash, in connection with any corporate event described in this section, and its determinations and calculations shall be conclusive absent manifest error.

We will, within ten business days following the occurrence of an event that results in an adjustment to the Stock Adjustment Factor, or if we are not aware of this occurrence, as soon as practicable after becoming so aware, provide notice to the Calculation Agent, which shall provide written notice to the trustee, which shall provide notice to the holders of the securities of the occurrence of this event and, if applicable, a statement in reasonable detail setting forth the adjusted Stock Adjustment Factor.

Stock Splits and Reverse Stock Splits

If any Basket Stock is subject to a stock split or a reverse stock split, then once any split has become effective, the Stock Adjustment Factor relating to such Basket Stock will be adjusted so that the new Stock Adjustment Factor shall equal the product of:

• the prior Stock Adjustment Factor for such Basket Stock, and

• the number of additional shares issued in the stock dividend or distribution with respect to one share of such Basket Stock.

Stock Dividends or Distributions

If any Basket Stock is subject to a (i) stock dividend, *i.e.*, issuance of additional shares of such Basket Stock that is given ratably to all holders of shares of such Basket Stock, or (ii) distribution of shares of such Basket Stock as a result of the triggering of any provision of the corporate charter of the issuer of such Basket Stock, then, once the dividend has become effective and the shares are trading ex-dividend, the Stock Adjustment Factor will be adjusted so that the new Stock Adjustment Factor shall equal the prior Stock Adjustment Factor plus the product of:

- the prior Stock Adjustment Factor for such Basket Stock, and

- the number of additional shares issued in the stock dividend with respect to one share of such Basket Stock.

Non-cash Dividends and Distributions

If the issuer of a Basket Stock distributes shares of capital stock, evidences of indebtedness or other assets or property of the issuer of such Basket Stock to all holders of shares of such Basket Stock (other than (i) dividends, distributions, rights or warrants referred to under "— Stock Splits and Reverse Stock Splits" or "— Stock Dividends or Distributions" above or "— Issuance of Transferable Rights or Warrants" below and (ii) cash distributions or dividends referred under "— Cash Dividends or Distributions" below), then, once the distribution has become effective and the shares are trading ex-dividend, the Stock Adjustment Factor for such Basket Stock will be adjusted so that the new Stock Adjustment Factor for such Basket Stock will equal the product of:

- the prior Stock Adjustment Factor for such Basket Stock, and

- a fraction, the numerator of which is the Current Market Price of the Basket Stock and the denominator of which is the amount by which such Current Market Price exceeds the Fair Market Value of such distribution.

The "**Current Market Price**" of a Basket Stock means the Closing Price of such Basket Stock on the trading day immediately preceding the ex-dividend date of the dividend or distribution requiring an adjustment to the Stock Adjustment Factor.

The "**Fair Market Value**" of any such distribution means the value of such distribution on the trading day immediately preceding the ex-dividend date for such distribution, as determined by the Calculation Agent. If such distribution consists of property traded on the ex-dividend date on a U.S. national securities exchange or, if a Basket Stock is an ADS, on a non-U.S. securities exchange or market, the Fair Market Value will equal the value of such distributed property on such ex-dividend date, as determined by the Calculation Agent.

The "**ex-dividend date**," with respect to a dividend or other distribution on a Basket Stock, means the first Trading Day on which transactions in such Basket Stock trade on the Relevant Exchange without the right to receive that dividend or other distribution.

Notwithstanding the foregoing, a distribution on a Basket Stock described in clause (a), (d) or (e) of the section entitled "— Reorganization Events" below that also would require an adjustment under this section will not cause an adjustment to the Stock Adjustment Factor of such Basket Stock and will only be treated as a Reorganization Event (as defined below) pursuant to clause (a), (d) or (e) under the section entitled "— Reorganization Events." A distribution on a Basket Stock described in the section entitled "— Issuance of Transferable Rights or Warrants" that also would require an adjustment under this section will only cause an adjustment pursuant to the section entitled "— Issuance of Transferable Rights or Warrants."

Cash Dividends or Distributions

If the issuer of a Basket Stock pays dividends or makes other distributions consisting exclusively of cash to all holders of shares of such Basket Stock during any fiscal quarter during the term of the notes, in an aggregate amount that, together with other such cash dividends or distributions made previously during such quarterly fiscal period with respect to which an adjustment to the Stock Adjustment Factor for such Basket Stock has not previously been made under this "— Cash Dividends or Distributions" section, exceeds the Dividend Threshold for such Basket Stock, then, once the dividend or distribution has become effective and the shares are trading ex-dividend, the Stock Adjustment Factor for such Basket Stock will be adjusted so that the new Stock Adjustment Factor for such Basket Stock will equal the product of:

- the prior Stock Adjustment Factor for such Basket Stock, and

- a fraction, the numerator of which is the Current Market Price of such Basket Stock and the denominator of which is the amount by which such Current Market Price exceeds the aggregate amount in cash per share the issuer of such Basket Stock distributes in such cash dividend or distribution together with any cash dividends or distributions made previously during such quarterly fiscal period with respect to which an adjustment to the Stock Adjustment Factor for such Basket Stock has not previously been made under this "— Cash Dividends or Distributions" section to holders of such Basket Stock in excess of the Dividend Threshold for such Basket Stock.

For the avoidance of doubt, the Stock Adjustment Factor for a Basket Stock may be adjusted more than once in any particular quarterly fiscal period because of cash dividends or distributions that exceed the Dividend Threshold. If the Stock Adjustment Factor for such Basket Stock has been previously adjusted in a particular quarterly fiscal period because of cash dividends or distributions that exceed the Dividend Threshold, subsequent adjustments will be made if the issuer of such Basket Stock pays cash dividends or makes other distributions during such quarterly fiscal period in an aggregate amount that, together with other such cash dividends or distributions since the last adjustment to the Stock Adjustment Factor for such Basket Stock (because of cash dividends or distributions that exceed the Dividend Threshold) exceeds the Dividend Threshold. Such subsequent adjustments to the Stock Adjustment Factor for such Basket Stock will only take into account the cash dividends or distributions during such quarterly fiscal period made since the last adjustment to the Stock Adjustment Factor for such Basket Stock because of cash dividends or distributions that exceed the Dividend Threshold.

The "Dividend Threshold," with respect to a Basket Stock, is equal to the sum of (x) the immediately preceding cash dividend(s) or other cash distribution(s) paid in the preceding quarterly fiscal period, if any, per share of such Basket Stock plus (y) 10% of the Closing Price of such Basket Stock on the trading day immediately preceding the ex-dividend date, unless otherwise specified in the relevant pricing supplement.

Issuance of Transferable Rights or Warrants

If the issuer of a Basket Stock issues transferable rights or warrants to all holders of shares of such Basket Stock to subscribe for or purchase such Basket Stock, including new or existing rights to purchase such Basket Stock at an exercise price per share less than the Closing Price of such Basket Stock on both (i) the date the exercise price of such rights or warrants is determined and (ii) the expiration date of such rights and warrants pursuant to a shareholder's rights plan or arrangement, and if the expiration date of such rights or warrants precedes the Maturity Date of the notes, then the Stock Adjustment Factor for such Basket Stock will be adjusted on the business day immediately following the issuance of such transferable rights or warrants so that the new Stock Adjustment Factor for such Basket Stock will equal the prior Stock Adjustment Factor for such Basket Stock plus the product of:

- the prior Stock Adjustment Factor for such Basket Stock, and

- the number of shares of such Basket Stock that can be purchased with the cash value of such warrants or rights distributed on one share of such Basket Stock.

The number of shares that can be purchased will be based on the Closing Price of such Basket Stock on the date the new Stock Adjustment Factor for such Basket Stock is determined. The cash value of such warrants or rights, if the warrants or rights are traded on a U.S. national securities exchange, will equal the Closing Price of such warrant or right, or, if the warrants or rights are not traded on a U.S. national securities exchange or a non-U.S. securities exchange, as applicable, will be determined by the Calculation Agent and will equal the average (mean) of the bid prices obtained from three dealers at 3:00 p.m., New York City time, on the date the new Stock Adjustment Factor for such Basket Stock is determined, provided that if only two such bid prices are available, then the cash value of such warrants or rights will equal the average (mean) of such bids and if only one such bid is available, then the cash value of such warrants or rights will equal such bid.

Reorganization Events

If prior to the Maturity Date,

(a) there occurs any reclassification or change of any Basket Stock, including, without limitation, as a result of the issuance of tracking stock by the issuer of such Basket Stock,

(b) the issuer of any Basket Stock, or any surviving entity or subsequent surviving entity of the issuer of such Basket Stock (a "**Successor Entity**"), has been subject to a merger, combination or consolidation and is not the surviving entity,

(c) any statutory exchange of securities of the issuer of any Basket Stock or any Successor Entity with another corporation occurs, other than pursuant to clause (b) above,

(d) the issuer of any Basket Stock is liquidated or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law,

(e) the issuer of any Basket Stock issues to all of its shareholders equity securities of an issuer other than the issuer of such Basket Stock, other than in a transaction described in clauses (b), (c) or (d) above (a "**Spin-off Event**"), or

(f) a tender or exchange offer or going-private transaction is commenced for all the outstanding shares of the issuer of any Basket Stock and is consummated and completed in full for all or substantially all of such shares, as determined by the Calculation Agent in its sole discretion (an event in clauses (a) through (f), a "**Reorganization Event**"),

then the Initial Share Price and the Final Annual Share Price for such Basket Stock will be adjusted as set forth below.

"**Exchange Property**," with respect to a Basket Stock that is subject to a Reorganization Event, will consist of any Basket Stock continued to be held by the holders of such Basket Stock, and any securities, cash or any other assets distributed to the holders of such Basket Stock with respect to one share, in or as a result of, the Reorganization Event. No interest will accrue on any Exchange Property.

If a Reorganization Event with respect to a Basket Stock occurs, in each case as a result of which the holders of such Basket Stock receive Exchange Property, then the Final Annual Share Price for such Basket Stock will be determined by reference to the value of the Exchange Property following the effective date for such Reorganization Event (or, if applicable, in the case of a Spin-Off Event, the Initial Share Price for such Basket Stock will be adjusted based on the Closing Prices of such Basket Stock immediately preceding and immediately succeeding the ex-dividend date for the distribution of equity securities subject to such Spin-Off Event). The value of the Exchange Property will be calculated as the sum of the value of the components of the Exchange Property as described below:

- If the Exchange Property consists of securities (including, without limitation, securities of the issuer of such Basket Stock) traded on any Relevant Exchange ("**Exchange Traded Securities**"), the value of such Exchange Property will equal the Closing Price of the securities composing the Exchange Property.

- If the Exchange Property consists of cash, other property that is not Exchange Traded Securities or a combination thereof, the Calculation Agent will value such Exchange Property as if such Exchange Property was liquidated on the date the issuer of such Basket Stock received all such non-cash Exchange Property upon terms that it deems commercially reasonable, and the value of the Exchange Property will equal the aggregate cash amount, including both the Exchange Property consisting of cash and the amount resulting from the valuation or liquidation of the non-cash Exchange Property.

In the event Exchange Property consists of securities, those securities will, in turn, be subject to the anti-dilution adjustments contained herein.

In the case of a consummated and completed in full tender or exchange offer or going-private transaction involving Exchange Property of a particular type, Exchange Property will be deemed to include the amount of cash or other property paid by the offeror in the tender or exchange offer with respect to such Exchange Property (in an amount determined on the basis of the rate of exchange in such tender or exchange offer or going-private transaction). In the event of a tender or exchange offer or a going-private transaction with respect to Exchange Property in which an offeree may elect to receive cash or other property, Exchange Property will be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

The Calculation Agent will be solely responsible for the determination and calculation of the Exchange Property if a Reorganization Event occurs, the value thereof and its effect on the relevant Basket Stock's Initial Share Price and Final Annual Share Price. Its determinations and calculations, and its adjustments of any Basket Stock's prices, will be conclusive absent manifest error.

If a Reorganization Event (other than a Spin-Off Event) with respect to a Basket Stock occurs, then, on and after the effective date of such Reorganization Event:

1. such Basket Stock's Initial Share Price will not be further adjusted under this "— Reorganization Events" section; and

2. such Basket Stock's Final Annual Share Price on any trading day on and after the effective date of the Reorganization Event will equal the sum of:

- the Closing Price of any Exchange Traded Securities composing the Exchange Property on such trading day times the Stock Adjustment Factor for such Exchange Traded Securities (which will be reset to equal 1.0 on the effective date of the Reorganization Event) on such trading day;

- the aggregate cash amount of any Exchange Property consisting of cash; and

- the aggregate cash amount resulting from the valuation or liquidation of the non-cash Exchange Property that is not an Exchange Traded Security on such trading day.

If a Spin-Off Event with respect to a Basket Stock occurs, then, on and after the ex-dividend date for the distribution of equity securities subject to such Spin-Off Event:

(A) such Basket Stock's Initial Share Price will be adjusted on the ex-dividend date for the distribution of equity securities subject to such Spin-Off Event so that the new Initial Share Price for such Basket Stock will equal the product of (i) the Initial Share Price of such Basket Stock immediately prior to the ex-dividend date with respect to the Spin-Off Event and (ii) a fraction, the numerator of which is equal to the Closing Price per share of such Basket Stock on the trading day immediately succeeding the ex-dividend date with respect to the Spin-Off Event, and the denominator of which is the Closing Price per share of such Basket Stock on the trading day immediately preceding the ex-dividend date with respect to the Spin-Off Event; and

(B) the Final Annual Share Price for such Basket Stock on any trading day on and after the ex-dividend date with respect to the Spin-Off Event will not be further adjusted under this "— Reorganization Events" section.

Delisting of ADSs or Termination of ADS Facility

If an ADS serving as a Basket Stock (an "**Original Basket Stock**") is no longer listed or admitted to trading on a U.S. securities exchange registered under the Exchange Act, or included in the OTC Bulletin Board, or if the ADS facility between the issuer of the applicable common stock underlying the ADS (the "**Underlying Stock**") and the ADS depositary is terminated for any reason, then, on and after the date such ADS is no longer so listed or admitted to trading or the date of such termination, as applicable (the "**Change Date**"), the Calculation Agent, in its sole discretion without consideration for the interests of investors, will either (A) determine a Successor Basket Stock (as defined below) to such ADS after the close of the principal trading session on the trading day immediately prior to the Change Date in accordance with the following paragraph (each successor stock as so determined, a "Successor Basket Stock" and such successor stock issuer, a "Successor Basket Stock Issuer") or (B) select the applicable Underlying Stock to be such Basket Stock.

The "Successor Basket Stock" with respect to an ADS will be the ADS of a company selected by the Calculation Agent from among the ADSs of three companies organized in, or with its principal executive office located in, the country in which the issuer of the Original Basket Stock is organized, or has its principal executive office, and that are then registered to trade on the NYSE or The NASDAQ Stock Market with the same primary Standard Industrial Classification Code ("**SIC Code**") as the Original Basket Stock that, in the sole discretion of the Calculation Agent, is the most comparable to the Original Basket Stock, taking into account such factors as the Calculation Agent deems relevant, including without limitation, market capitalization, dividend history and stock price volatility; provided, however, that a Successor Basket Stock will not be any ADS that is (or the Underlying Stock for which is) subject to a trading restriction under our trading restriction policies or the policies of any of our affiliates that would materially limit our ability or the ability of any of our affiliates to hedge the notes with respect to such ADS (a "**Hedging Restriction**"); provided further that if a Successor Basket Stock cannot be identified as set forth above for which a Hedging Restriction does not exist, the Successor Basket Stock will be selected by the Calculation Agent and will be the ADS of a company that is organized in, or with its principal executive office located in, the country in which the issuer of the Original Basket Stock is organized, or has its principal executive office that, in the sole discretion of the Calculation Agent, is the most comparable to the Original Basket Stock, taking into account such factors as the Calculation Agent deems relevant, including, without limitation, market capitalization, dividend history and stock price volatility and that is within the same Division and Major Group classification (as defined by the Office of Management and Budget) as the primary SIC Code for the Original Basket Stock. Notwithstanding the foregoing, if a Successor Basket Stock cannot be identified in the country in which the issuer of the Original Basket Stock is organized, or has its principal executive office, as set forth above, the Successor Basket Stock will be selected by the Calculation Agent and will be a common stock of a company that is then registered to trade on the NYSE or The NASDAQ Stock Market with the same primary SIC Code as the Original Basket Stock that in the sole discretion of the Calculation Agent, is the most comparable to the Original Basket Stock, taking into account such factors as the Calculation Agent deems relevant including, without limitation, market capitalization, dividend history and stock price volatility.

Upon the determination by the Calculation Agent of any Successor Basket Stock pursuant to clause (A) of the first paragraph under "— Delisting of ADSs or Termination of ADS Facility," on and after the effective date (or, in the case of a Spin-Off Event, the ex-dividend date) of such Reorganization Event, references in this product supplement or the relevant pricing supplement to such "Basket Stock" will no longer be deemed to refer to the Original Basket Stock and will be deemed instead to refer to any such Successor Basket Stock for all purposes, and references in this product supplement or the relevant pricing supplement to "issuer" of the Original Basket Stock will be deemed to be to any such Successor Basket Stock Issuer. Upon the selection of any Successor Basket Stock by the Calculation Agent pursuant to clause (A) of the first paragraph under "— Delisting of ADSs or Termination of ADS Facility," on and after the effective date (or, in the case of a Spin-Off Event, the ex-dividend date) of such Reorganization Event, (i) the Initial Share Price (or Strike Price, if applicable) for such Successor Basket Stock will be equal to the Initial Share Price (or Strike Price, if applicable) of the Original Basket Stock, (ii) the Final Annual Share Price for such Successor Basket Stock on any trading day will be the Closing Price of one share of such Successor Basket Stock on such trading day times the Stock Adjustment Factor for such Successor Basket Stock on such trading day, and (iii) the Stock Adjustment Factor for such Successor Basket Stock will be an amount as determined by the Calculation Agent in good faith as of the effective date (or, in the case of a Spin-Off Event, the ex-dividend date) of such Reorganization Event, taking into account, among other things, the Closing Price of the Original Basket Stock on the trading day immediately preceding the effective date (or, in the case of a Spin-Off Event, the ex-dividend date) of such Reorganization Event, subject to adjustment for certain corporate events related to such Successor Basket Stock in accordance with "— Anti-Dilution Adjustments."

Following the selection of a Successor Basket Stock, the Stock Adjustment Factor of the Successor Basket Stock will be subject to adjustment as described above under "— Anti-Dilution Adjustments."

If a Successor Basket Stock is selected, we will, or will cause the Calculation Agent to, provide written notice to the trustee, to us and to DTC within thirty business days immediately following the Change Date, of the Successor Basket Stock Issuer, the Successor Basket Stock, the Protection Amount and the Initial Share Price (or Strike Price, if applicable) for such Successor Basket Stock, as well as the Original Basket Stock so replaced. We expect that such notice will be passed on to you, as a beneficial owner of the notes, in accordance with the standard rules and procedures of DTC and its direct and indirect participants.

If the Calculation Agent selects the applicable Underlying Stock to be a Basket Stock pursuant to clause (B) of the first paragraph under "— Delisting of ADSs or Termination of ADS Facility" above, the Stock Adjustment Factor for such Basket Stock will thereafter equal the last value of the Stock Adjustment Factor for the ADS multiplied by the number of the applicable Underlying Stock represented by a single ADS, subject to further adjustments as described under "— Anti-Dilution Adjustments." The Final Annual Share Price for such Basket Stock will be expressed in U.S. dollars, converting the Closing Price of the applicable Underlying Stock on the relevant Variable Coupon Observation Date into U.S. dollars using the applicable exchange rate as described below.

On any date of determination, the applicable exchange rate will be the spot rate of the local currency of the applicable Underlying Stock relative to the U.S. dollar as reported by Reuters Group PLC ("**Reuters**") on the relevant page for such rate at approximately the closing time of the Relevant Exchange for such Underlying Stock on such day. However, if such rate is not displayed on the relevant Reuters page on such date of determination, the applicable exchange rate on such day will equal an average (mean) of the bid quotations in The City of New York received by the Calculation Agent at approximately 11:00 a.m., New York City time, on the business day immediately following the date of determination, from three recognized foreign exchange dealers (provided that each such dealer commits to execute a contract at its applicable bid quotation) or, (2) if the Calculation Agent is unable to obtain three such bid quotations, the average of such bid quotations obtained from two recognized foreign exchange dealers or, (3) if the Calculation Agent is able to obtain such bid quotation from only one recognized foreign exchange dealer, such bid quotation, in each case for the purchase of the applicable foreign currency for U.S. dollars in the aggregate principal amount of the notes for settlement on the third business day following the date of determination. If the Calculation Agent is unable to obtain at least one such bid quotation, the Calculation Agent will determine the applicable exchange rate in its sole discretion.

Events of Default

Under the heading "Description of Debt Securities — Events of Default" in the accompanying prospectus is a description of events of default relating to the notes.

Payment Upon an Event of Default

Unless otherwise specified in the relevant pricing supplement, in case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per Principal Amount upon any acceleration of the notes will be determined by the Calculation Agent and will be an amount in cash equal to the amount payable at maturity per Principal Amount as described under the caption "Description of Notes — Payment at Maturity," calculated as if the date of acceleration were the final Variable Coupon Observation Date.

If the maturity of the notes is accelerated because of an event of default as described above, we will, or will cause the Calculation Agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt notes is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge and Defeasance" are not applicable to the notes, unless otherwise specified in the relevant pricing supplement.

Listing

The notes will not be listed on any securities exchange, unless otherwise specified in the relevant pricing supplement.

Book-Entry Only Issuance — The Depository Trust Company

The Depository Trust Company, or DTC, will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Form, Legal Ownership and Denomination of Notes."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the office of Deutsche Bank Trust Company Americas ("**DBTCA**") in The City of New York.

DBTCA or one of its affiliates will act as registrar and transfer agent for the notes. DBTCA will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of DBTCA, but upon payment (with the giving of such indemnity as DBTCA may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of certain U.S. federal income tax consequences of the ownership and disposition of a note to an investor who purchases a note at its original issuance for the Issue Price and will hold the note as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended to the date hereof (the "**Code**"). The discussion is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, changes to any of which subsequent to the date of this product supplement may affect the tax consequences described below, possibly retroactively. This summary does not address all aspects of U.S. federal income taxation that may be relevant to an investor in light of the investor's particular circumstances or to certain types of investors subject to special treatment under the U.S. federal income tax laws, such as certain former citizens or residents of the United States, certain financial institutions, real estate investment trusts, regulated investment companies, tax-exempt entities, dealers in securities, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons who hold a note as a part of a hedging transaction, straddle, conversion or integrated transaction, U.S. holders (as defined below) who have a "functional currency" other than the U.S. dollar, or any individual non-U.S. investor who is present in the United States for 183 days or more in a taxable year in which the investor's securities are sold or retired.

In addition, we will not attempt to ascertain whether any issuer of a Basket Stock would be treated as a "passive foreign investment company" (a "**PFIC**") within the meaning of Section 1297 of the Code or as a "U.S. real property holding corporation" (a "**USRPHC**") within the meaning of Section 897 of the Code. If it were so treated, certain adverse U.S. federal income tax consequences might apply, to a U.S. holder in the case of a PFIC and to a non-U.S. holder in the case of a USRPHC, upon the sale, exchange or retirement of a note. You should refer to information filed with the Securities and Exchange Commission or the equivalent governmental authority by the Basket Stock issuers and consult your tax adviser regarding the possible consequences to you if a Basket Stock issuer is or becomes a PFIC or a USRPHC.

As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or non-U.S. tax laws are not discussed. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Tax Consequences to U.S. Holders

You are a "U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a note who is: (i) a citizen or resident of the United States; (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Notes with a term of not more than one year

The following discussion applies only to notes with a term of not more than one year (from but excluding the settlement date to and including the last possible date that the notes could be outstanding).

The notes will be treated as short-term debt instruments. No statutory, judicial or administrative authority directly addresses the treatment of such notes or similar instruments for U.S. federal income tax purposes, and no ruling will be requested from the IRS. As a result, certain aspects of the U.S. federal income tax consequences of an investment in the notes are uncertain.

Coupon Payments on the notes, if any, will be taxable to you as ordinary interest income at the time they accrue or are received in accordance with your method of accounting for federal income tax purposes. If you are a cash-method taxpayer, you generally will not be required to recognize income with respect to the notes prior to maturity, other than with respect to receipt of Coupon Payments, if any, or pursuant to a sale or exchange of the notes. If you are an accrual-method taxpayer (or a cash-method taxpayer who elects to accrue income on the notes currently), you will be subject to rules that generally require accrual of income on short-term debt instruments on a straight-line basis, unless you elect a constant-yield method of accrual based on daily compounding. However, because the amounts of Variable Coupon Payments, if any, are uncertain, it is not clear how such accruals should be determined. You should consult your tax adviser regarding the amount and timing of any accruals. Any accruals included in income with respect to the notes will increase your basis in the notes and affect the amount of gain or loss recognized by you on the sale, exchange or retirement of the notes.

Upon a sale, exchange or retirement of the notes, you should recognize gain or loss in an amount equal to the difference between the amount you receive and your adjusted basis in the notes. Your adjusted basis in the notes should equal the amount you paid to acquire the notes increased by any previously accrued interest income and, if you accrue income on the notes currently, decreased by any payments you have received on the notes. The amount of any resulting loss will be treated as a short-term capital loss, the deductibility of which is subject to limitations. The excess of the amount received at maturity over your adjusted basis in the notes should be treated as ordinary interest income. It is not clear, however, whether or to what extent gain recognized upon a sale or exchange prior to maturity should be treated as capital gain or ordinary interest income. You should consult your tax adviser regarding the proper treatment of any gain recognized upon a sale or exchange of the notes prior to maturity.

In addition, if you are a cash-method taxpayer and you do not make the election to accrue interest currently, you may be required to defer deductions for certain interest paid on indebtedness incurred to purchase or carry the notes.

Notes with a term of more than one year

The following discussion applies only to notes with a term of more than one year.

Except as otherwise provided in the applicable pricing supplement, the notes should be treated as "contingent payment debt instruments" for U.S. federal income tax purposes. The remainder of this discussion assumes this treatment.

In general, the notes will be subject to the original issue discount ("OID") provisions of the Code and the Treasury regulations issued thereunder, and you will be required to accrue as interest income in each year the OID on the notes, with certain adjustments to reflect the difference, if any, between the actual and projected amount of the contingent payments on the notes, as described below. We are required to determine a "comparable yield" for the notes. The "comparable yield" is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. Solely for purposes of determining the amount of interest income that you will be required to accrue, we are also required to construct a "projected payment schedule" representing a payment or series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield.

Unless otherwise specified in the relevant pricing supplement, you may obtain the comparable yield and projected payment schedule by submitting a written request to our representative, whose name or title and address and/or telephone number we will provide in the relevant pricing supplement. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.**

For U.S. federal income tax purposes, you are required to use the comparable yield and the projected payment schedule determined by us to calculate your interest accruals and any adjustments thereto in respect of the notes, unless you timely disclose the use of other estimates to the IRS.

Accordingly, you will be required for U.S. federal income tax purposes to accrue an amount of OID for each accrual period prior to and including the maturity (or earlier sale, exchange or retirement) of the notes, that equals:

the product of (i) the adjusted issue price of the notes (as defined below) as of the beginning of the accrual period and (ii) the comparable yield of the notes, adjusted for the length of the accrual period;

multiplied by the number of days during the accrual period that you held the notes; and

divided by the number of days in the accrual period.

For U.S. federal income tax purposes, the "adjusted issue price" of a note is its "issue price" (which we assume will be the Issue Price) increased by any interest income previously accrued (without regard to any positive or negative adjustments, as described below), and decreased by the amount of all prior scheduled payments with respect to the note, if any (without regard to the actual amounts paid). Regardless of your accounting method, you will be required to accrue OID on the notes as interest income at the comparable yield, with adjustments described below to reflect the difference, if any, between the actual and projected amounts of the payments on the notes.

You will be required to recognize additional interest income equal to the amount of any net positive adjustment, *i.e.*, the excess of actual payments over projected payments, in respect of a note for a taxable year. A net negative adjustment, *i.e.*, the excess of projected payments over actual payments, in respect of a note for a taxable year:

- will first reduce the amount of interest in respect of the note that you would otherwise be required to include in income in the taxable year; and

- to the extent of any excess, will give rise to an ordinary loss equal to the excess of:

  - the amount of all previous interest inclusions under the note over

  - the total amount of your net negative adjustments treated as ordinary loss on the note in prior taxable years.

Any net negative adjustment in excess of the amounts described above will be carried forward to offset future interest income in respect of the note or to reduce the amount realized on a sale, exchange or retirement of the note. A net negative adjustment is not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.

Upon a sale, exchange or retirement of a note, you generally will recognize gain or loss equal to the difference between the amount you receive and your adjusted basis in the note. Your adjusted basis in a note will equal the cost thereof, increased by the amount of interest income previously accrued by you in respect of the note (without regard to any positive or negative adjustments, as described above) and decreased by the amount of all prior scheduled payments with respect to the note (without regard to the actual amounts paid). Any gain will be treated as interest income, and any loss will be treated first as ordinary loss to the extent of previous interest inclusions less prior negative adjustments that you took into account as ordinary loss, and then as capital loss. These losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to limitations. Additionally, if you recognize a loss above certain thresholds, you may be required to file a disclosure statement with the IRS. You should consult your tax adviser regarding these limitations and reporting obligations.

Special rules may apply if the amount of all of the remaining payments on the notes becomes fixed. For this purpose, a payment will be treated as fixed if the remaining contingencies with respect to it are remote or incidental. Under these rules, you would be required to account for the difference between the originally projected amount of contingent payments and the fixed amount thereof in a reasonable manner over the period to which the difference relates. In addition, you would be required to make adjustments to, among other things, your accrual periods and your adjusted basis in the notes. The character of any gain or loss on a sale or exchange of your notes also would be affected. You should consult your tax adviser concerning the application of these rules.

Tax Consequences to Non-U.S. Holders

The following discussion applies to you only if you are a non-U.S. holder of the notes. You are a "non-U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a note who is: (i) a nonresident alien individual; (ii) a foreign corporation; or (iii) a foreign estate or trust.

Payments to you on the notes, and any gain realized on a sale or exchange of the notes, will be exempt from U.S. federal income tax, including withholding tax, provided generally that (i) you certify on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and otherwise satisfy applicable requirements; and (ii) such amounts are not effectively connected with your conduct of a trade or business in the United States.

If you are engaged in a trade or business in the United States, and if income or gain from the notes is effectively connected with your conduct of that trade or business, you generally will be taxed in the same manner as a U.S. holder. In this case, you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the securities, including the possible imposition of a 30% branch profits tax if you are a corporation.

Backup Withholding and Information Reporting

Interest or OID paid or accrued on the notes prior to maturity, if any, and the amount received from a sale, exchange or retirement of the notes will be subject to information reporting unless you are an "exempt recipient" (such as a domestic corporation) and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a U.S. holder) or meet certain other conditions. If you are a non-U.S. holder and you comply with the certification procedures described in the preceding section, you will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

USE OF PROCEEDS; HEDGING

Unless otherwise specified in the relevant pricing supplement, the net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes, as more particularly described in "Use of Proceeds" in the accompanying prospectus. The original issue price of the notes includes each agent's commissions (as shown on the cover page of the relevant pricing supplement) paid with respect to the notes (which commissions, as to agents affiliated with us, may include the reimbursement of certain issuance costs) and the estimated cost of hedging our obligations under the notes. The estimated cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss.

On or prior to the date of the relevant pricing supplement, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the notes by taking positions in the Basket Stocks or instruments whose value is derived from the Basket Stocks. While we cannot predict an outcome, such hedging activity or other hedging or investment activity of ours could potentially affect the levels of the Basket Stocks as well as the Initial Share Price or Final Annual Share Price, which could affect your coupon, if any, on the notes on Variable Coupon Payment Dates. From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy which may involve taking long or short positions in the Basket Stocks or instruments whose value is derived from the Basket Stocks. Although we have no reason to believe that any of these activities will have a material impact on the level of the Basket Stocks or the value of the notes, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No notes holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

UNDERWRITING

Under the terms and subject to the conditions contained in the Distribution Agreements entered into between Deutsche Bank AG and each of Deutsche Bank Securities Inc. (**"DBSI"**) and DBTCA as agents and certain other agents that may be party to a Distribution Agreement from time to time (each, an "Agent" and, collectively with DBSI and DBTCA, the **"Agents"**), each Agent participating in an offering of notes has agreed to purchase, and we have agreed to sell, the principal amount of notes set forth on the cover page of the relevant pricing supplement. Each Agent proposes initially to offer the notes directly to the public at the public offering price set forth on the cover page of the relevant pricing supplement. DBSI, DBTCA and other Agents may allow a concession to other dealers as set forth in the relevant pricing supplement, or we may pay other fees, in the amount set forth on the cover page of the relevant pricing supplement. After the initial offering of the notes, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of DBSI and DBTCA. The underwriting arrangements for this offering comply with the requirements of Rule 2720 of the Conduct Rules of FINRA regarding a FINRA member firm's underwriting of securities of an affiliate. In accordance with Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior approval of the customer.

DBSI or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales, if any, will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, DBSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, DBSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. DBSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if DBSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, DBSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. DBSI is not required to engage in these activities, and may end any of these activities at any time.

To the extent the total aggregate principal amount of notes offered pursuant to a pricing supplement is not purchased by investors, one or more of our affiliates may agree to purchase for investment the unsold portion. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the notes offered in that offering.

No action has been or will be taken by us, DBSI, DBTCA or any dealer that would permit a public offering of the notes or possession or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this product supplement and the accompanying prospectus supplement, prospectus and pricing supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

THE BASKET STOCKS

In the relevant pricing supplement we will provide summary information regarding the businesses of the issuers of the Basket Stocks based on publicly available documents. We take no responsibility for the accuracy or completeness of such information.

Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, DC 20549, and copies of such materials can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC's website is http://www.sec.gov. Information regarding the issuers of the Basket Stocks may also be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

This product supplement and the relevant pricing supplement relate only to the notes offered thereby and do not relate to the Basket Stocks or other notes of the issuers of the Basket Stocks. We have derived any and all disclosures contained in this product supplement and the relevant pricing supplement regarding the issuers of the Basket Stocks from the publicly available documents described above. In connection with the offering of the notes, we have not participated in the preparation of such documents or made any due diligence inquiry with respect to the issuers of the Basket Stocks. We do not make any representation that such publicly available documents are, or any other publicly available information regarding the issuers of the Basket Stocks is, accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Basket Stocks (and therefore the Stock Adjustment Factor) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the issuers of the Basket Stocks could affect the payment at maturity with respect to the notes and, therefore, the trading prices of the notes.

Neither we nor any of our affiliates make any representation to you as to the performance of the Basket Stocks.

We and/or our affiliates may currently or from time to time engage in business with the issuers of the Basket Stocks, including extending loans to, or making equity investments in, such issuers or providing advisory services to such issuers, including merger and acquisition advisory services. In the course of such business, we and/or our affiliates may acquire non-public information with respect to the Basket Stocks or their issuers, and neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, one or more of our affiliates may publish research reports with respect to the Basket Stocks or their issuers, and these reports may or may not recommend that investors buy or hold the Basket Stocks. As a prospective purchaser of a note, you should undertake an independent investigation of the Basket Stocks or their issuers as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

Neither we nor any of our affiliates makes any representation to you as to the performance of the Basket Stocks. We describe various risk factors that may affect the market value of your notes, and the unpredictable nature of that market value, under "Risk Factors" above.